Exhibit 21.1

List of Subsidiaries of Empire Resorts, Inc.:

Name	State of Incorporation/Formation
Alpha Monticello, Inc.	Delaware
Alpha Casino Management Inc.	Delaware
Empire Resorts Real Estate I, LLC	New York
Empire Resorts Real Estate II, LLC	New York
Monticello Raceway Management, Inc.	New York
Montreign Operating Company, LLC	New York